-------------------                                                 ------------
CUSIP NO. 874036106                     13D                         PAGE 1 of 12
-------------------                                                 ------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              The Taiwan Fund, Inc
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    874036106
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 14, 2003
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                         (Continued on following pages)

                              (Page 1 of 12 Pages)

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CUSIP NO. 874036106                     13D                         PAGE 2 of 12
-------------------                                                 ------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                1,156,500
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 1,156,500
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,156,500
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.07%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                              (Page 2 of 12 Pages)

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CUSIP NO. 874036106                     13D                         PAGE 3 of 12
-------------------                                                 ------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                1,126,500
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 1,126,500
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,126,500
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.88%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
============ ===================================================================

                              (Page 3 of 12 Pages)

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CUSIP NO. 874036106                     13D                         PAGE 4 of 12
-------------------                                                 ------------

ITEM 1.   SECURITY AND ISSUER.
          -------------------
          This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Taiwan Fund, Inc. (the "Fund"). The principal executive offices of the Fund are located at 225 Franklin Street, Boston, Massachusetts 02110.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------
          (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

          The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this
          Schedule 13D.

          CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, MP Emerging Markets Country Fund ("MPEM"), a private investment fund organized as a Delaware business trust, and GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario. The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this
          Schedule 13D.

          CLIG also controls City of London Quantitative Management Ltd. ("CLQM"), which acts as an investment adviser to Global Optimization Fondo de Inversion Internacional ("Global"), a closed-end fund organized under the laws of Chile. EWF, GEM, IEM, MPEM, GFM, and Global are referred to herein as the "City of London Funds."

          The Shares to which this Schedule 13D relates are owned directly by the City of London Funds.

          (d) and (e). During the last five years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has

                              (Page 4 of 12 Pages)

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CUSIP NO. 874036106                     13D                         PAGE 5 of 12
-------------------                                                 ------------

          been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this Item 2 is a citizen of Great Britain.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
          Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds.

          The aggregate purchase price of the 1,156,500 Shares beneficially owned by the Reporting Persons was $9,735,019, inclusive of brokerage commissions.

          The aggregate purchase price of the 190,784 Shares beneficially owned by EWF was $1,621,147, inclusive of brokerage commissions.

          The aggregate purchase price of the 490,966 Shares beneficially owned by GEM was $4,153,548, inclusive of brokerage commissions.

          The aggregate purchase price of the 425,350 Shares beneficially owned by IEM was $3,552,943, inclusive of brokerage commissions.

          The aggregate purchase price of the 19,400 Shares beneficially owned by GFM was $156,279, inclusive of brokerage commissions.

          The aggregate purchase price of the 30,000 Shares beneficially owned by Global was $251,100, inclusive of brokerage commissions.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------
          From time to time, the Reporting Persons have acquired beneficial ownership of Shares in the ordinary course of business for investment purposes and have held Shares in such capacity. The Reporting Persons, collectively, are currently one of the Fund's largest stockholders.

          The Reporting Persons believe the Board of Directors of the Fund has failed to take meaningful actions to solve the persistent under-performance problem of the Fund's net asset value ("NAV") with respect to its benchmark, the Taiwan Weighted Stock Exchange Index ("TAIEX"). In addition, the Reporting Persons are concerned about the Fund's investment manager's record of appointing portfolio managers and its potential

                              (Page 5 of 12 Pages)

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CUSIP NO. 874036106                     13D                         PAGE 6 of 12
-------------------                                                 ------------

          implications on the Fund and its performance.

          NAV Performance
          ---------------

          The Reporting Persons are concerned about the performance of the Fund as compared to its benchmark index.

          The portfolio review prepared by the Fund's investment manager, HSBC Asset Management (Taiwan) Limited ("HSBC"), on June 2003 shows that the performance of the Fund was very poor when compared to its benchmark index. The report states that the annualized total return of the Fund since inception in December 1986, assuming dividends and capital gains were re-invested, was 5.90% compared to an annualized total return for the Taiwan Weighted Stock Exchange Index (TAIEX) of 9.99%. These figures translate to a simple conclusion: the Fund has provided only 60% of the Taiwanese equity market appreciation.

          Since HSBC began managing the Fund in August 2001, the Fund has under-performed its benchmark on a consistent basis as the following table shows:

                              TWN NAV      TAIEX Index     % Under
                              % change      % change     Performance
                              --------      --------     -----------
          Year to date         15.09%        19.33%         -4.25%
          1 year                3.41%         6.88%         -3.47%
          2 years               7.06%        19.50%        -12.43%
          Source: Bloomberg. Information as of August 1, 2003

          The Fund's objective is to attain long-term capital appreciation by investing in the Taiwan equity market and out-performing its benchmark index. As such, it was meant to be a vehicle by which investors could implement their asset strategy in Taiwan as part of their global portfolio. History shows, however, that the Fund's objective has not been met. Performance has lagged the benchmark by a significant margin.

          The Reporting Persons believe that the performance of the Fund is unacceptable. We believe that the Board has clearly failed in one of its principal tasks, which is to ensure that the investment manager delivers a performance compared to the benchmark that serves the shareholders' best interests. The Reporting Persons, as any other shareholders, need to know that the Fund will perform consistently at least as well as the benchmark index so as not to negate any country asset allocation decision.

          The Fund's poor performance also concerns the Reporting Persons because they believe that the Fund, while intending to outperform its benchmark, may make investment decisions which may considerably increase the level of investment risk and may eventually increase the probability of a greater market price discount to NAV and greater losses to stockholders.

                              (Page 6 of 12 Pages)

-------------------                                                 ------------
CUSIP NO. 874036106                     13D                         PAGE 7 of 12
-------------------                                                 ------------

          Investment Manager's Record of Appointing Portfolio Managers
          ------------------------------------------------------------

          The Reporting Persons are concerned about HSBC's record of appointing portfolio managers.

          After the departure of Mr. Albert King as portfolio manager of the Fund and contemporaneous with the change in ownership of HSBC, from and after 2001 HSBC seems to have embarked upon a risky, and certainly not beneficial for the shareholders' best interests, process of frequently replacing the Fund's portfolio managers.

          In May 2002 the Fund announced that Ms. Li-Jeng Chen had resigned from her position as the portfolio manager of the Fund in connection with her decision to leave HSBC to pursue other interests. The Fund further announced that Mr. Vincent Lai would succeed Ms. Chen as the Fund's lead portfolio manager.

          Approximately a year later, on July 24, 2003, the Fund announced that Mr. Vincent Lai had also resigned from his position as the portfolio manager of the Fund in connection with his decision to leave HSBC to pursue other interests. The Fund further announced that Mr. Alan Huang would be acting as the Fund's lead portfolio manager.

          As stated above, the Reporting Persons believe that HSBC has not only failed to deliver any meaningful value to shareholders through investment performance but has also added an unacceptable degree of risk by replacing portfolio managers in such a short period of time. We believe that lack of consistency in producing returns and the uncertainty regarding portfolio managers negatively affect shareholder value and are not in the shareholders' best interests, given that not only has the Fund's net asset value under-performed the benchmark index but the Fund's discount to NAV has tended to increase.


          Possible Actions
          ----------------

          The Reporting Persons believe that management and the Board should now openly and publicly commit to the stockholders to address the substantial and persistent under-performance of the Fund as compared to its benchmark index and to enhance stockholder value through whatever means necessary, with no prejudice for or against any option (e.g., open-ending (including by way of merger), liquidation, conversion to interval status, conversion to an index-based exchange-traded fund (or, if permissible, an actively managed ETF), termination of the investment management agreement, etc.).

          The Reporting Persons would consider supporting stockholder proposals aimed at addressing, in a more meaningful manner, the Fund's discount to NAV and enhancing stockholder value, as well as a Board that is fully committed to openly serving the best interests of the Fund's stockholders. Such proposals might include, but are not necessarily limited to, an opposing slate of directors who would be committed to addressing the discount and any of the actions described above or other actions intended to terminate the

                              (Page 7 of 12 Pages)

-------------------                                                 ------------
CUSIP NO. 874036106                     13D                         PAGE 8 of 12
-------------------                                                 ------------

          Fund's investment advisory agreement with HSBC. The Reporting Persons also may consider submitting nominees for election as directors or a stockholder proposal for consideration at the next meeting of stockholders of the Fund.

          In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investments in the Fund, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as passive investors or as active investors (whether or not as members of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise,
          (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Fund, market activity in the Shares, an evaluation of the Fund and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

          Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------
          (a) and (b). As of August 13, 2003, EWF, GEM, IEM, GFM and Global owned directly 190,784, 490,966, 425,350, 19,400 and 30,000 Shares,
          respectively, representing approximately 1.17%, 3.0%, 2.6%, 0.12% and 0.18%, respectively, of the 16.4 million Shares outstanding as of June 30, 2003, as reported in the Fund's Form 8-K filed with the Securities and Exchange Commission on July 17, 2003.

          As of August 13, 2003, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 1,156,500 Shares owned directly by the City of London Funds, representing approximately 7.07% of the 16.4 million Shares outstanding as of June 30, 2003, as reported in the Fund's Form 8-K filed with the Securities and Exchange Commission on July 17, 2003.

          As of August 13, 2003, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 1,126,500 Shares owned directly by the City of London Funds, representing approximately 6.88% of the 16.4 million Shares outstanding as of June 30, 2003, as reported in the Fund's Form 8-K filed with the Securities and Exchange Commission on July 17, 2003.

                              (Page 8 of 12 Pages)

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CUSIP NO. 874036106                     13D                         PAGE 9 of 12
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          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex B to this Schedule 13D.

          (d). None

          (e). Not Applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------
          Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          None



                              (Page 9 of 12 Pages)

-------------------                                                -------------
CUSIP NO. 874036106                     13D                        PAGE 10 of 12
-------------------                                                -------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 14, 2003


                                      CITY OF LONDON INVESTMENT GROUP PLC



                                      / s /    Barry M. Olliff
                                      ---------------------------------------
                                      Name: Barry M. Olliff
                                      Title: Director



                                      CITY OF LONDON INVESTMENT
                                      MANAGEMENT COMPANY LIMITED



                                      / s /    Barry M. Olliff
                                      ---------------------------------------
                                      Name: Barry M. Olliff
                                      Title: Director



                              (Page 10 of 12 Pages)

-------------------                                                -------------
CUSIP NO. 874036106                     13D                        PAGE 11 of 12
-------------------                                                -------------



                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

            Andrew Davison                  Chairman
            Barry Olliff                    Chief Executive Officer
            Douglas Allison                 Finance Director
            Peter O'Sullivan                Compliance Director
            Omar Ashur                      Non-Executive Director
            George Robb                     Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

            Barry Olliff                    Chief Investment Officer
            Douglas Allison                 Finance Director
            Peter O'Sullivan                Compliance Director
            Clayton Gillece                 Director
            Michael Russell                 Director



                              (Page 11 of 12 Pages)

-------------------                                                -------------
CUSIP NO. 874036106                     13D                        PAGE 12 of 12
-------------------                                                -------------


                                     ANNEX B
                                     -------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS


                 Number of Shares        City of London
                 of Common Stock           Fund which           Price Per Share
    Date        Purchased/(Sold)(1)    Purchased/(Sold)(1)           (US$)
 _________        _______________         ______________         _____________
 6/17/2003            (1,300)                  (GFM)                   9.78
 6/18/2003            (5,000)                  (GFM)                   9.82





_____________________

(1) All purchases/sales were effected through open market or privately negotiated transactions.








                              (Page 12 of 12 Pages)